CARDIOME PHARMA CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

               NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Company”) will be held at Plaza C Ballroom, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, BC, Canada, on Tuesday, May 25, 2004 at 2:00 p.m. (Vancouver time), for the following purposes:

(1)	to receive the financial statements of the Company for the thirteen month period ended December 31, 2003 and the report of the Auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to re-appoint the Auditors of the Company to hold office until the next annual meeting of the Company and to authorize the directors to fix the remuneration to be paid to the Auditors;

(4)
to consider and, if deemed advisable, to pass with or without amendment, a resolution confirming the adoption of Amendment No. 1 to By-law No. 1 of the Company, the full text of which resolution is set out in Schedule A in the accompanying Information Circular;

(5)
to consider and, if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve certain amendments to the Company’s 2001 Incentive Stock Option Plan, the full text of which resolution is set out in Schedule B to the accompanying Information Circular;

(6)
to consider and, if deemed advisable, to pass with or without amendment, a resolution approving the issuance by the Company in one or more private placements during any particular six-month period within the 12-month period commencing May 25, 2004 of such number of securities that would result in the Company issuing or making issuable a number of Common Shares aggregating greater than 25% and up to 50% of the Company’s issued and outstanding shares (on a non-diluted basis) as of the date of the accompanying Information Circular, subject to regulatory approval, the full text of which resolution is set out in Schedule C in the accompanying Information Circular; and

(7)	to transact such other business as may properly be brought before the Meeting.

               Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

               The directors of the Company have fixed the close of business on April 22, 2004 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

               Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

               All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

               DATED at Vancouver, British Columbia, as of this 27th of April, 2004.

By Order of the Board of Directors

“Bob Rieder”

Robert W. Rieder
President and Chief Executive Officer